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Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief
Stephen Krikorian, Accounting Branch Chief
Courtney Haseley, Staff Attorney
Laura Veator, Staff Accountant

Re:	Demand Media, Inc.
Registration Statement on Form S-1 (Registration No. 333-168612)

Ladies and Gentlemen:

On behalf of Demand Media, Inc. (the “Company” or “Demand Media”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2010 (the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 1, five of which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on September 2, 2010 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.  All page numbers in the responses below refer to Amendment No. 1.

Registration Statement on Form S-1

General

1.                                    We have received your application dated August 17, 2010 requesting confidential treatment for certain portions of Exhibit 10.24 to your registration statement on Form S-1.  We will promptly review the application for confidential treatment.  Comments, if any, will be provided in a separate letter.  Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

Response:  The Company acknowledges the Staff’s comment and confirms that it will fully cooperate with the Staff in resolving any potential issues relating to its confidential treatment request.

2.                                    We note that you have omitted certain pricing-related information as well as other information from your filing, including the number of shares to be offered by the selling shareholders.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that based upon discussions with the lead underwriters for its IPO, the Company is not able at this time to provide a meaningful estimate of the IPO price for its common stock.  The Company is also in the process of obtaining certain pricing-related information and information from each selling stockholder relating to their interest in participating in the offering, including among other things, the number of shares to be offered.  The Company confirms that once it has obtained this information, it will revise the disclosure in the Registration Statement to reflect such information.

3.                                    You indicate that the over-allotment shares will be supplied by the company and certain unnamed selling stockholders.  Please ensure that your registration statement identifies which selling stockholders are participating and disclose what amounts each such stockholder will contribute to the over-allotment.  Additionally, please disclose the method that will be used to allocate the over-allotment shares between the company and the selling stockholders, and among the selling stockholders.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of obtaining information from each selling stockholder relating to its participation in the offering, including among other things, the number of shares to be offered.  The Company confirms that once it has obtained this information and has made a decision on how the over-allotment shares will be allocated between the Company and the selling stockholders, it will revise the disclosure in the Registration Statement to reflect such information.  The Company supplementally advises the Staff that the method used to allocate the over-allotment shares among the selling stockholders will be decided by agreement among the selling stockholders and the Company, and the Company will revise the disclosure in the Registration Statement to reflect such allocations once determined.

4.                                    With respect to third-party statements in your prospectus, such as the data attributed to comScore, Forrester and ZenithOptimedia, please supplementally provide us with the relevant portion of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus.  Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Response:  Contemporaneously with this filing, the Company is providing to the Staff a supplemental binder containing (1) a table identifying each third-party statement in the Registration Statement as well as the corresponding cross-reference to the Registration Statement and the applicable tab number in the binder containing the applicable third-party report, (2) marked copies of all third-party research cited in various places in the Registration Statement, and (3) third-party consents to reference all reports cited in the Registration Statement that are not publicly available.  Except for the Wakefield Research survey, all third-party statements in the Registration Statement were either from publicly available sources for which the Company did not pay a fee or from subscription-based third-party research reports for which the Company either paid the standard subscription fee or obtained the consent of the publisher to use such statement in the Registration Statement.  As disclosed in the Registration Statement on page 100, the Wakefield Research survey was specifically prepared for the Company in April 2010.  The survey was prepared to provide information to the Company on freelance content creators but was not prepared in connection with this offering.

Risk Factors

Risks Relating to our Registrar Service Offering

5.                                    We note several reports available online alleging that eNom has knowingly permitted illicit websites to operate in its domain space.  Specifically, the complaints allege that eNom has failed to suspend the domain name registrations of thousands of online pharmacies that are said to be operating with forged pharmacy licenses.  Please advise what consideration you have given to these complaints in your Risk Factors section.  We note your discussion on page 26 regarding the company’s obligations with respect to the content on customers’ websites and that your policy is not to terminate domain names until presented with a court order or governmental injunction.  Consider whether enhanced discussion of these allegations, attendant risks, your policies regarding allegations of this nature, and your obligations under such circumstances pursuant to ICANN regulations and applicable law is required or useful material information, or advise as to why you do not believe enhanced disclosure is necessary or appropriate.  In your response, please also tell us whether the termination of the domain names relating to the allegedly illicit online pharmacies would materially affect the company’s financial condition or future revenues.

Response:  The Company takes allegations of illegal conduct on its customers’ domains seriously.  However, the Company is generally not in a position to independently verify the truth of such allegations.  Regarding allegations of so-called “rogue” online pharmacies, the Company is working closely with federal law enforcement and, since the date of the original Registration Statement, has entered into a contractual agreement with an industry “watchdog” group, LegitScript, which was the source of an initial compliant about rogue Internet pharmacy websites using eNom’s domain name registration services, to assist the Company in identifying such websites.  With LegitScript’s assistance, the Company believes it will be able to more proactively enforce eNom’s policy of suspending and terminating services to customers found to be in violation of eNom’s terms of service by operating online pharmacies in violation of U.S. law.

The Company supplementally advises the Staff that neither the Company Registrar Accreditation Agreement between the Company and ICANN nor the relevant sections of ICANN “consensus policies” requires the Company to police the content of customers’ websites, or to shut down such websites in response to complaints from third parties, in the absence of a court order.

The Company also supplementally advises the Staff that it does not believe that eNom can be held criminally liable for the actions of customers using eNom’s registrar services.  On the contrary, with respect to the operation of online pharmacies, the Ryan Haight Online Pharmacy Consumer Protection Act of 2008, which amends the Controlled Substances Act (“CSA”), specifically exempts certain categories of persons from the application of the CSA, such as Internet service providers and Web hosting services, as long as such persons do not act in concert with others who violate the CSA (see 21 U.S.C. 841(h)(3)(B)(I) and (II)).  A person “acting in concert” is someone taking an active role in conspiring to violate the CSA or aiding and abetting such violation.  The Company believes that the mere act of providing domain name registration services for domains used by registrants for Internet websites allegedly violating the law would not constitute “acting in concert” and that eNom would therefore not be subject to criminal liability.

The Company has revised its disclosure in “Risk Factors—Risks Relating to our Registrar Service Offering—We could face liability, or our corporate image might be impaired, as a result of the activities of our customers or the content of their websites” to disclose that: (i) its agreement with ICANN does not require it to monitor or review content on customer websites hosted on domain names registered with eNom, (ii) it is the Company’s policy to terminate services in the event it receives allegations of illegal conduct from law enforcement or trusted industry partners and (iii) the Company entered into an agreement with LegitScript, LLC, an Internet pharmacy verification and monitoring service recognized by the National Association of Boards of Pharmacy, to assist the Company in identifying customers who are violating its terms of service by operating online pharmacies in violation of U.S. state or federal law.  Please see pages 26 to 27 of Amendment No. 1.

Based on a preliminary report from LegitScript of the number of  rogue online pharmacies alleged to be using eNom’s domain name registration services, which constitute less than 0.04% of the total domain names under Company management and collectively generated less than 0.02% of the total revenues for the Company during the six months ended June 30, 2010, the Company does not believe that the termination of domain names operating allegedly illegal online pharmacies would materially affect its financial condition or future revenues.

Consistent with past practices, the Company plans to issue a press release announcing its agreement with LegitScript in the near future.  The press release will comply with Rule 169 under the Securities Act and will contain a factual description of the agreement substantially identical to the disclosure included in Amendment No. 1.

Market Industry and Other Data, page 47

6.                                    We note your statement that some of the information in the prospectus is based on information generated by third parties which you have not independently verified and that you caution investors not to give undue weight to your estimates.  Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.  Revise your registration statement accordingly.

Response:  The statements “[a]nd you are cautioned not to give undue weight to such estimates.  We have not independently verified any third party information and cannot assure you of its accuracy or completeness.” have been removed from the Registration Statement. Please see page 47 of Amendment No. 1.

Use of Proceeds, page 48

7.                                    Explain the approximate amount of the net proceeds of the offering that will be allocated among working capital, sales and marketing activities, general and administrative matters, capital expenditures and international expansion.  This section does not require definitive plans, and it is acceptable to disclose preliminary plans and intended uses of the proceeds and the order of priority in which the proceeds may be used.  Refer to Item 504 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure to delete the reference to “general corporate purposes.”  The Company supplementally advises the Staff that the use of proceeds has been revised and is presented in the order of priority in which the Company believes that the proceeds may be used.  Please see pages 6, 45 and 48 of Amendment No. 1.  The Company respectfully advises the Staff that it currently has no specific plans regarding amounts to be allocated among investments in content, working capital, product development, sales and marketing activities, general and administrative matters, capital expenditures and international expansion, and thus is unable to state the amounts intended to be used for each such purpose.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

Stock-based Compensation, page 64

8.                                    We note your disclosure that you expect to recognize approximately $5 million in additional stock-based compensation during the first year following the offering relating to 5.3 million options that will vest upon an initial public offering.  Please tell us what consideration you gave to also disclosing the additional compensation expense that will be recognized relating to the 11.6 million options you granted on August 3, 2010 that will also vest subsequent to the completion of an initial public offering, as disclosed on page F-63.

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see page 65 of Amendment No. 1.

Critical Accounting Policies and Estimates

Goodwill, page 68

9.                                    To the extent that the estimated fair value of any of your reporting units is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•                  the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•                  the amount of goodwill allocated to the reporting unit;

•                  the degree of uncertainty associated with the key assumptions; and

•                  the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination.

Response:  The Company has determined that the estimated fair value substantially exceeds the carrying value for its reporting units and has revised the disclosure in the Registration Statement to disclose this determination.  Please see page 70 of Amendment No. 1.  Supplementally, the Company advises the Staff that the fair value of each reporting unit at the most recent measurement date exceeded its carrying value by at least 40%.

Stock-based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Market Value of Our Common Stock, page 72

10.                            In the event that your IPO price increases significantly above your most recent valuations, you should disclose the specific reasons for the increase rather than a general description of valuation methods.  This disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Response:  The Company respectfully advises the Staff that based upon discussions with the lead underwriters for its IPO, the Company is not able at this time to provide a meaningful estimate of the IPO price for its common stock.  The Company will provide the Staff with an updated response to this Comment 10 as early as possible.

Results of Operations

Nine months ended December 31, 2007 and Years ended December 31 2008 and 2009

Content & Media Revenue from Network of Customer Websites, page 83

11.                            Please tell us what consideration you gave to quantifying the amount of revenue generated from your acquisitions.  Please refer to Item 303 (a)(3)(i) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure to quantify the amount of revenue generated from its acquisitions in the applicable period where practical to do so.  Please see page 84 of Amendment No. 1.

Business

Intellectual Property, page 116

12.                            Please include in your discussion of issued patents the information regarding duration and effect of such patents, as required by Item 101(c)(1)(iv) of Regulation S-K.

Response:  The Company has revised the intellectual property disclosure in the Registration Statement as requested by the Staff.  Please see pages 37 and 117 of Amendment No. 1.

Management

Executive Officers and Directors, page 119

13.                            Please enhance your director biographies to discuss the specific and individualized experience, qualification, attributes or skills that led to the conclusion that each such individual should serve on the company’s board of directors.  We note that several directors are similarly recommended on the basis of their “financial literacy”, “general business experience” and familiarity with technology companies, and that four of your directors have been designated pursuant to a stockholders agreement.  Refer to Item 401(e)(1) of Regulation S-K.

Response:  The Company has revised the director biographies in the Registration Statement as requested by the Staff.  Please see pages 120 and 122 to 124 of Amendment No. 1.

Executive Compensation

Annual Performance-Based Bonuses, page 132

14.                            You indicate that the compensation committee exercised discretion in awarding performance-based bonuses to each of Messrs. Fitzgibbon, Colo and Blend.  In view of the fact that the company did not achieve its 2009 Adjusted OIBDA target, please explain why the compensation committee determined it was appropriate to use its discretion to increase funding of the bonus pool and to award bonuses to the aforementioned officers above their bonus pool funding levels.  We would expect such discussion to include, on an individualized basis, insight into the subjective performance metrics that were evaluated by the compensation committee and why such awards were ultimately determined to be appropriate.

Response:  The Company has revised the disclosure regarding performance-based bonuses to each of Messrs. Fitzgibbon, Colo and Blend in the Registration Statement as requested by the Staff.  Please see page 134 of Amendment No. 1.

Long-Term Equity, page 133

15.                            In June 2009, the compensation committee granted substantial discretionary stock options to your named executive officers in order to retain and incentivize them.  We note that the “purpose of these grants was to provide [the] executives with a meaningful increase in their equity ownership.”  On an individualized basis, please explain how the specific award amounts were determined, as well as the terms and acceleration triggers, and whether the compensation committee considered the impact of such awards on the competitiveness of each officer’s overall compensation package.

Response:  The Company has revised the disclosure regarding the grant of discretionary stock options to the Company’s named executive officers in the Registration Statement as requested by the Staff.  Please see pages 136 to 137 of Amendment No. 1.

Severance and Change in Control Provisions under Post-IPO Employment Agreements, page 145

16.                            Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements you describe.  See paragraphs (b)(1)(vi) and (j)(3) of Item 402 of Regulation S-K.  Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:  The Company has revised the disclosure regarding the post-IPO employment agreements in the Registration Statement as requested by the Staff.  Please see pages 147 to 149 of Amendment No. 1.

Underwriting, page 183

17.                            You indicate that you and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.  Pursuant to Item 508(g) of Regulation S-K, please provide an enhanced description of such indemnification provisions.

Response:  In response to the Staff’s comment, the Company has revised the disclosure describing such indemnification provisions.  Please see page 190 of Amendment No. 1.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Principles of Consolidation, page F-8

18.                            You disclose that you are applying the equity method to account for your investment in NameJet LLC.  Please explain why you do not disclose any financial information regarding this investment throughout your filing.  Indicate how you accounted for the formation of this investment and identify any recording of income/(loss) from earnings of the investee.

Response:  The Company’s investment in NameJet LLC (“NameJet”), an entity over which the Company has the ability to exert significant influence, but does not control and is not the primary beneficiary of, has a carrying value of zero at all balance sheet dates presented in the Company’s consolidated financial statements.  The Company’s original investment in NameJet was comprised of certain noncash assets that were contributed to the entity.  Since formation, the Company has recognized its proportional share of the net loss of NameJet in other income (expense) in its consolidated statements of operations until such point that the Company’s share of losses was in excess of the carrying amount of the Company’s investment.  The Company discontinued recognition of its share of NameJet’s losses once the carrying value of its investment was reduced to zero.  The Company respectfully advises the Staff that it has not disclosed financial information regarding NameJet as it is not material to the Company’s financial statements and it does not meet the thresholds for disclosure or filing of stand-alone financial statements under either Article 4-08(g) or Article 3-09 of Regulation S-X, respectively, for any of the periods presented.  The Company has no obligation to continue to fund NameJet nor does it provide any guarantees to NameJet.  The Company monitors the financial performance of NameJet and will resume recognition of income (loss) under the equity method of accounting in the event that its share of net income in the future would bring the carrying balance of the Company’s investment above zero.

Intangibles — Undeveloped Websites, page F-13

19.                            Explain how you assess whether undeveloped websites are impaired.  Indicate whether undeveloped websites are generating any revenue.  That is, explain how you evaluate whether the websites’ carrying amounts are recoverable.

Response:  The Company uses the term “undeveloped websites” to describe its service offering of monetizing websites that contain minimal content other than advertising listings or links to sponsored websites (hereinafter referred to as “Undeveloped Websites”).  With some exceptions, the Company has not historically developed content for these websites.  The Company generates revenues from these Undeveloped Websites, typically focusing on those with valuable domain names such as Boat.com, by utilizing its system of monetization tools that place relevant advertising on the applicable site based on the expected interests of consumers arriving at that location.  The Company either owns the Undeveloped Websites or enters into contracts with third party owners of Undeveloped Websites (“Owners”) to sell advertising on their sites.  Third party Undeveloped Website owners typically engage with the Company or its competitors in this marketplace in exchange for a revenue share arrangement for advertising sold on their Undeveloped Website.

The Company capitalizes costs incurred to acquire and to initially register owned undeveloped websites and amortizes these costs over their expected useful life.  As stated in ASC 360-10-35, the Company evaluates the recoverability of such long-lived assets with finite lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable as previously disclosed in the Registration Statement.  Please see page F-12 of Amendment No. 1.

Intangibles Assets — Media Content, page F-13

20.                            Explain why you believe that capitalizing media content as an intangible asset instead of expensing as incurred is appropriate.  Cite the accounting literature that supports your accounting.  In this regard, explain why articles and video can be directly linked to revenue being earned from your websites or to customers.

Response:  The Company believes that media content, comprised of text articles or videos, represents an asset as defined in the Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, because (a) the content embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to the Company’s future net cash inflows, (b) the Company obtains the benefit and controls others’ access to it, and (c) the transaction or other event giving rise to the Company’s right to or control of the benefit has already occurred.

As described in the Business section of the Registration Statement, a key element of the Company’s business model is to create highly relevant and specific media content that will have commercial value over an estimated useful life.  The Company typically purchases its text and video content from a community of highly qualified freelance content creators.  Under the terms of its content purchases, the Company obtains sole legal and economic rights to the monetization of the content and controls access to such content by others.

The Company’s content is published on its websites and is designed to allow insertion of multiple different links and/or space to place topical advertisements over the life of the content.  Depending on the terms of the specific advertising agreement, the Company typically either generates revenue based on users clicking on such links or based on the number of page views of the content beside which the advertising is displayed over a specified period of time.  In addition, the Company also embeds links into specific key words within its content to encourage users to navigate to other subject matter related content that it has published as a means of maximizing its potential advertising revenue from that user.

The Company’s content and media revenue is primarily driven from the sale of online advertising on websites that include its content.  The Company’s ability to generate revenue is significantly impacted by the distribution of its media content, and distribution of such content is the Company’s key strategic service offering to capture and engage an audience of users that is commercially attractive to advertisers.  The Company uses proprietary algorithms that analyze historical data to help it determine what content consumers are seeking, if that content is valuable to advertisers and whether it can cost-effectively produce this content.  The Company’s processes also include a system of monetization tools that enable it to optimize revenue yield across its distribution channels by applying contextual matching algorithms that place advertisements based on website content and yield optimization systems that continuously evaluate performance of advertisements on websites to maximize revenue.  The Company uses these tools and processes to help it make strategic investments in media content as a key economic resource.  The Company therefore believes that its content meets the definition of an asset as its service potential drives the creation of future net cash inflows of the organization, and thus, probable economic benefits.

Further, the Company believes its content represents an intangible asset.  ASC 350-30-25-4 provides that assets acquired other than in a business combination, may meet the recognition criteria as an intangible asset in Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, if the following four recognition criteria are met:

•      the item meets the definition of an asset,

•      it has an attribute that is measurable with sufficient reliability,

•      the information about it is capable of making a difference in user decisions, and

•      the information is representationally faithful, verifiable, and neutral.

The Company believes that content meets the definition of an asset as noted above and that its historic cost and separate existence for each individual piece of content provide attributes that are measurable and sufficiently reliable.  The Company also believes that the information is relevant to the user as content is a key economic resource that drives the creation of future probable economic benefits and its presentation as an intangible asset is representationally faithful, verifiable and free of bias.

Furthermore, considering the guidance and examples in ASC 805-20-25, the Company believes that its content costs represent identifiable intangible assets as the content is capable of being sold, transferred, licensed, rented or exchanged.  In addition, the Company’s content meets the characteristics of identifiable intangible assets included in the examples in ASC 805-20-55.

Accordingly, the Company believes that accounting for its content as an intangible asset is appropriate.

Revenue Recognition, page F-15

21.                            We note that you recognize revenue on a gross basis and a net basis for certain arrangements.  Please provide an analysis that supports your presentation for these arrangements.  Your response should address the factors outlined in AC 605-45-45.

Response:  The Company supplementally advises the Staff that it recognizes revenue on a gross or net basis in accordance with ASC 605-45-45 based on its assessment of the facts and circumstances of an arrangement.  The Company’s major revenue streams and its analysis of gross versus net revenue recognition factors are summarized below.  Definitions (where indicated) included in this analysis apply for all revenue streams listed.

Gross /Net
Description of revenue stream
1. Content & Media - Advertising revenue sharing arrangements	Net
2. Content & Media - Direct advertising arrangements (branded ad sales)	Gross
3. Content & Media - Network of customer websites revenues, net	Net
4. Content & Media - Network of customer websites revenues, gross	Gross
5. Content & Media – Monetization of undeveloped websites	Gross
6. Registrar - Domain name registration service fees	Gross
7. Registrar - Value added services	Gross & Net

1.         Content & Media – Advertising Revenue Sharing Arrangements

Content & Media advertising revenue includes amounts generated by performance-based Internet advertising such as cost-per-click, or CPC, in which revenue is generated when a user clicks on its advertisement that is displayed on the Company’s owned and operated websites (the “Company’s Websites”).  The Company derives a significant amount of its revenue from its CPC relationship with Google and other ad networks (“Ad Networks”).  Ad Networks contract directly with companies (“Advertisers”) on terms negotiated between these two parties to sell online advertising across the Internet.  The Advertiser typically pays the Ad Network directly as services are fulfilled and the Ad Network is free to enter into separate arrangements to display this advertising on sites owned by other parties, such as the Company’s Websites.

The Company frequently engages Ad Networks to display such advertising on the Company’s Websites in exchange for a share of the advertising revenue they generate from CPCs on the Company’s Websites.  The Company negotiates the terms of the revenue share agreement with the Ad Network and does not typically have any relationship with the Advertiser.  The Company recognizes revenue from these revenue sharing Ad Network arrangements on a net basis, that is, for the amount of the revenue that it receives from the Ad Network.  The Company’s conclusion to recognize revenue net is based on its consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement		X

The Ad Network transacts directly with the Advertiser and serves as the primary obligor from the Advertiser’s point of view (i.e., the Ad Network member is responsible for service delivery to the Advertiser); The Company only transacts with the Ad Network.

The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return		X

The Ad Network contracts directly with the Advertiser and may have images to create or minimum volume commitments to fulfill. The Company has no performance obligations to the Advertiser and records revenue received from the Ad Network based on its share of revenue the Ad Network generated from ads displayed on the Company’s Websites.

The Entity Has Latitude in Establishing Price		X	The Ad Network is responsible for establishing the sales price charged to the Advertiser; the Company earns a fixed percentage of that amount which it negotiates with the Ad Network.
The Entity Changes the Product or Performs Part of the Service		X

The Company has no latitude in the advertising the Ad Network places on the Company’s Websites beyond broad parameters generally designed to prevent possible damage to its brand from the display of inappropriate material on the Company’s Websites.

The Entity Has Discretion in Supplier Selection	X

The Company has discretion in the selection of which of the Company’s Websites it decides to include in any agreement and the Ad Network does not limit the Company in this regard or require the Company to use a sole or designated source.

The Entity Is Involved in the Determination of Product or Service Specifications		X	The Company has no latitude in the advertising the Ad Network places on the Company’s Websites beyond the general parameters described above.
The Entity Has Credit Risk		X	The Ad Network bears the credit risk in collecting from the Advertisers. The Company bears credit risk in collecting its revenue share from the Ad Network.
The Entity’s Supplier Is the Primary Obligor in the Arrangement		X

The Ad Network transacts directly with the Advertiser and serves as the primary obligor from the Advertiser’s point of view (i.e., the Ad Network member is responsible for service delivery to the Advertiser); the Company transacts with the Ad Network for the revenue share percentage.

The Amount the Entity Earns Is Fixed		X

The Company earns a percentage revenue share of the advertising revenue generated on the Company’s Websites (the percentage being negotiated between the Company and the Ad Network). This agreed percentage revenue share is applied to the amount of revenue the Ad Network generates from its advertising materials displayed on the Company’s Websites which is driven by CPC pricing that it negotiated directly with the Advertiser and is a fixed percentage.

2.         Content & Media – Direct Advertising Arrangements (Branded Ad Sales)

Direct advertising revenue includes amounts generated by performance-based Internet advertising such CPC, in which revenue is generated when a user clicks on an advertisement that is displayed on the Company’s Websites.  In these arrangements the Company contracts directly with the Advertiser and thus does not enter into an arrangement with an Ad Network or other intermediary in connection with the transaction.  In such situations the Company recognizes the amount billed to the Advertiser as revenue when it fulfills the performance obligations and the applicable revenue recognition criteria are met.  Because the Company enters into the arrangement directly with the Advertiser, it recognizes revenue for the gross amount billed to the Advertiser.  The Company has included an example below that it believes may be helpful to the Staff in further understanding gross versus net considerations associated with this revenue stream.  The Company’s conclusion to recognize revenue gross is based on its consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement	X

The Company has the primary relationship with the Advertisers and serves as the primary obligor from their point of view.  That is, the Company transacts directly with the Advertisers and is ultimately responsible for delivering the ads on the Company’s Websites.

The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return	X		The Company has control over the inventory of ads to be placed on the Company’s Websites.
The Entity Has Latitude in Establishing Price	X		The amount the Company charges an Advertiser is negotiated between the Company and the Advertiser.
The Entity Changes the Product or Performs Part of the Service	X		The Company has the latitude to select what advertising to place on the Company’s Websites and is responsible for performing the service by running the ads.
The Entity Has Discretion in Supplier Selection	X		The Company has discretion in which Company Websites it chooses to display advertising to fulfill its performance obligations.
The Entity Is Involved in the Determination of Product or Service Specifications	X		The Company has latitude on what advertising to place on the Company Websites.
The Entity Has Credit Risk	X		The Company bears the credit risk in collecting from the Advertisers.
The Amount the Entity Earns Is Fixed	X		The amount the Company charges an Advertiser is negotiated by the Advertiser and the Company.

3.         Content & Media Network of Customer Websites Revenues - Net

The Company refers to “Network of Customer Websites Revenues – Net” as those that are derived from advertising sold by third parties that are displayed on their websites (“Network of Customer Websites”) to which the Company has a connection.  The Company contracts with the Network of Customer Websites to either provide them with the Company’s content to display on their websites or to manage elements of their websites in return for a revenue share of the advertising generated on these websites.  The revenue share agreement is negotiated directly between the Company and the Network of Customer Websites.  The Network of Customer Websites enters into contracts directly with Advertisers that they negotiate on their own terms to sell advertising on their websites.  Accordingly, the Network of Customer Websites generate revenue from selling advertising on their websites receiving payments directly from their Advertisers as the services are fulfilled.  The Company receives payment from the Network of Customer Websites based on an agreed percentage based on the revenue share agreement executed between the Company and Network of Customer Websites.  The Company recognizes revenue from these revenue sharing Ad Network arrangements on a net basis, that is, for the amount of the revenue that it receives from the Network of Customer Websites.  The Company’s conclusion to recognize revenue net is based on its consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement		X

The Network of Customer Websites transacts directly with the Advertiser and serves as the primary obligor from the Advertiser’s point of view (i.e., the Network of Customer Websites is responsible for service delivery to the Advertiser).  The Company only transacts with the Network of Customer Websites.

The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return		X

The Network of Customer Websites contracts directly with the Advertiser and may have images to create or minimum volume commitments to fulfill.  The Company has no performance obligations to the Advertiser and records revenue received from the Network of Customer Websites based on its share of revenue they generated from ads displayed on their websites

The Entity Has Latitude in Establishing Price		X

The Network of Customer Websites is responsible for establishing the sales price charged to the Advertiser.  The Company earns a fixed percentage of that amount which it negotiated with the Network of Customer Websites.

The Entity Changes the Product or Performs Part of the Service		X

The Company has no latitude in the advertising the Network of Customer Websites places on their websites beyond broad parameters generally designed to prevent possible damage to its brand from the display of inappropriate material on websites to which the Company is associated.

The Entity Has Discretion in Supplier Selection	X		The Company has discretion in the selection of which content it agrees to provide or which websites it contracts to manage.
The Entity Is Involved in the Determination of Product or Service Specifications		X	The Company has no latitude in the advertising the Network of Customer Websites places on their websites beyond the general parameters described above.
The Entity Has Credit Risk		X	The Network of Customer Websites bears the credit risk in collecting from the Advertisers. The Company bears credit risk in collecting its revenue share from the Network of Customer Websites.
The Entity’s Supplier Is the Primary Obligor in the Arrangement		X

The Network of Customer Websites transacts directly with the Advertiser and serves as the primary obligor from the Advertiser’s point of view (i.e., the Network of Customer Websites member is responsible for service delivery to the Advertiser).  The Company only transacts with the Network of Customer Websites.

The Amount the Entity Earns Is Fixed	X

The Company earns a fixed percentage revenue share of the advertising revenue generated on the websites (the percentage being negotiated between the Company and the Network of Customer Websites).  This agreed to percentage revenue share is applied to the amount of revenue the Network of Customer Websites generates from its advertising materials displayed on their websites which is driven by CPC pricing that it negotiated directly with the Advertiser.

4.         Content & Media Network of Customer Websites Revenues - Gross

The Company refers to “Network of Customer Websites Revenues — Gross” as those revenues that are derived from advertising that it sells that is displayed on Network of Customer Websites to which the Company has a connection.  The Company contracts with the Network of Customer Websites to either provide them with its content to display on their websites or to manage elements of their websites in return for a revenue share of the advertising generated on these websites.  The revenue share agreement is negotiated directly between the Company and the Network of Customer Websites.

The Company can either display advertisements on its Network of Customer Websites with respect to which it has directly contracted with Advertisers to supply (which typically have higher yields) or it can display ads supplied from an Ad Network.  Under either scenario, the revenue the Company recognizes is the amount that it contracts to receive directly from the Advertiser or Ad Network as discussed in 1 and 2 above.

Accordingly, the Company’s Network of Customer Websites is used to generate revenue from advertising on their websites that the Company sold, and the Company receives payments directly from Advertisers or Ad Networks as the services are fulfilled.  The Company makes payments to the Network of Customer Websites based on an agreed percentage based on the revenue share agreement executed between the Company and Network of Customer Websites.  The Network of Customer Websites does not typically have a relationship with the Advertiser or Ad Network in this scenario.  The Company reports revenue from such arrangements on a gross basis, which is at the amount the Company receives from the Ad Network or Advertiser and reflects the revenue share paid to the Network of Customer Websites, referred to as traffic acquisition costs or “TAC”, as a cost of sale.  The Company’s conclusion to recognize revenue gross is based on its consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement	X

The Company has the primary relationship with the Advertiser/Ad Network and serves as the primary obligor from their point of view.  That is, the Company transacts directly with them and is ultimately responsible for delivering the ads on websites.  The Network of Customer Websites does not have a relationship with the Advertiser/Ad Network.

The Entity Has General Inventory Risk— Before Customer Order Is Placed or	X		The Company has control over the inventory of ads to be placed on the Network of Customer Websites.

Upon Customer Return
The Entity Has Latitude in Establishing Price	X

The amount the Company charges an Advertiser/Ad Network is negotiated between the Company and them independent of the Network of Customer Websites.   The Company negotiates a separate revenue share amount with the Network of Customer Websites.

The Entity Changes the Product or Performs Part of the Service	X	The Company has the latitude to select what advertising to place on the Network of Customer Websites and is responsible for performing the service by running the ads.
The Entity Has Discretion in Supplier Selection	X	The Company has discretion in which websites it chooses to display advertising to fulfill its performance obligations to the Advertiser/Ad Network.
The Entity Is Involved in the Determination of Product or Service Specifications	X	The Company has latitude on what advertising to place on the Network of Customer Websites.
The Entity Has Credit Risk	X	The Company bears the credit risk in collecting from the Advertisers/Ad Network.
The Amount the Entity Earns Is Fixed	X	The amount the Company charges an Advertiser/Ad Network is negotiated by the advertiser and the Company.

5.         Monetization of Undeveloped Websites

The Company has certain revenue sharing arrangements with third parties related to undeveloped websites owned by third parties (“Owners”).  The Company enters into contracts with Owners such that their websites are included on the Company’s advertising platform. The Owners receive a revenue share of the advertising revenue the Company generates by placing advertisements on their sites.  Undeveloped websites, such as Boat.com, are sites which contain minimal content other than links to sites that include material of potential interest to the user.  The Company negotiates the terms of the revenue share agreement with the Owner and pays the Owner for the Owner’s share of the advertising revenue generated on the Owner’s site.

The Company can either display advertisements directly supplied by Advertisers (which typically have higher yields) or can display ads supplied from an Ad Network on the Owners’ websites.  Under either scenario, the revenue the Company recognizes is the amount that it contracts to receive directly from the Advertiser or Ad Network as discussed in 1 and 2 above.

The Company reports revenue from such arrangements on a gross basis, which is at the amount it receives from the Ad Network or Advertiser and reflects the revenue share paid to the Owner (the TAC) as a cost of sale.  The Company’s conclusion to recognize revenue gross is based on its consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration

The Entity Is the Primary Obligor in the Arrangement	X

The Company deals directly with the Owner and the Ad Network and serves as the primary obligor from the Owners’ point of view (i.e., the Company is ultimately responsible for monetizing the Owners’ websites and collecting from the Ad Network).

The Entity Has General Inventory Risk— Before Customer Order Is Placed	X	The Company determines the types of ads to be placed on the Owners’ properties.
The Entity Has Latitude in Establishing Price	X	The Company has latitude in establishing the price charged to the Owner and negotiates directly with the Ad Network or Advertiser.
The Entity Changes the Product or Performs Part of the Service	X

The Company has control over the monetization services provided on the Owners’ websites (e.g., choice of Ad Network or Advertiser ads and the individual ads displayed) and has performance responsibility to run the ads.

The Entity Has Discretion in Supplier Selection	X	The Company has control over the monetization services provided to the Owners (e.g., choice of Ad Partners/types of ads).
The Entity Is Involved in the Determination of Product or Service Specifications	X	The Company has control over the monetization services provided to its Owners (e.g., choice of Ad Partners/types of ads).
The Entity Has Credit Risk	X	The Company bears the credit risk in collecting from the Ad Network or Advertisers, and must pay the Owners their share regardless of such collections.
The Entity’s Supplier Is the Primary Obligor in the Arrangement	X	The Company has the primary relationship with the Owners and the Ad Networks/Advertisers and serves as the primary obligor from the Owners’ point of view.
The Amount the Entity Earns Is Fixed	X	The Company has latitude in establishing the price charged to the Advertisers or the revenue share agreed both with the Ad Network and the Owners.
The Supplier Has Credit Risk	X	The Company bears the credit risk in collecting from the Ad Network or Advertisers, and must pay the Owners regardless of cash collections.

6.         Registrar – Domain Name Registration Service Fees

Registration fees charged to third parties in connection with new, renewed, and transferred domain name registrations are recognized on a straight-line basis over the applicable registration term, which range from one to ten years.  Revenue derived from domain name registrations is reported gross in the accompanying consolidated statements of operations based on the fees the Company receives from resellers and retail registrant customers.  The Company is an ICANN accredited registrar and is the primary obligor with its domain name reseller and retail registrant customers and is responsible for the fulfillment of services.

The Company’s conclusion to recognize revenue gross, i.e. at the amount of fees charges to resellers and retail registrant customers, is based on its consideration of the factors included in ASC 605-45 and its weighting of the gross versus net factors as discusses in the table below.  Factors that suggest gross revenue recognition in the table below are considered to be substantive in indicating the Company is the primary obligor and has performance risk; factors indicating net are more representative of the regulatory nature of the industry.

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement	X

The Company has the primary relationships with resellers and retail registrant customers, and serves as the primary obligor from the customers’ point of view (i.e., the Company is ultimately responsible for the fulfillment of services).

The Entity Has Latitude in Establishing Price	X		The Company has latitude in establishing the price charged to the customers.
The Entity Changes the Product or Performs Part of the Service	X		The Company has performance obligations related to domain registration and renewal and is required to maintain significant network infrastructure over this period to do so.
The Entity Has Discretion in Supplier Selection		X

The Company has limited control over supplier selection given the regulated nature of domain name registrations; for example VeriSign is the only supplier for the principal.com domain names.  Other suppliers do exist for alternative domain names such as international domains.

The Entity Is Involved in the Determination of Product or Service Specifications		X

The Company has limited control over product/service, which are regulated by ICANN and sold by exclusive registries (e.g., VeriSign is the only supplier for .com domain names).  However, additional services are included in the Company’s service offering.

The Entity Has Credit Risk	X		The Company bears the credit risk in collecting from resellers and retail registrant customers and must pay registries regardless of such collections.

7.         Registrar – Value Added Services

Revenue from online value added services, which include web hosting services, email services, domain name identification protection, convenience refill charges, and security certificates, is recognized on a straight-line basis over the period in which services are provided.  Payments received in advance of services being provided are included in deferred revenue.  Revenue from these services is reported on a gross basis because, as noted above, the Company determines the price to charge resellers and retail customers and maintains the primary customer relationship.

A minority of the Company’s resellers (“Resellers”) have contracted with the Company to provide billing and credit card processing services to the resellers’ retail customer base in addition to domain name registration services.  Under these circumstances, the cash collected from these resellers’ retail customer base is in excess of the fixed amount per transaction that the Company charges for domain name registration services.  As such, these amounts which are collected for the benefit of the reseller are not recognized as revenue and are recorded as a liability until remitted to the reseller on a periodic basis.  Revenue from these resellers is reported on a net basis because the reseller determines the price to charge retail customers and maintains the primary customer relationship.  The Company’s conclusion to recognize this resale revenue net, i.e. at the amount of cash received by the Company, is based on the Company’s consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement		X

The Reseller has the relationship with the end customer, and serves as the primary obligor from the customers’ point of view (i.e., the Reseller is ultimately responsible for the fulfillment of services).

The Entity Has Latitude in Establishing Price		X	The Reseller has latitude in establishing the price charged to the customer; the Company separately negotiates a minor handling fee with the Reseller.
The Entity Changes the Product or Performs Part of the Service		X	The Company has no control over the services provided by the Reseller to its customers.
The Entity Has Discretion in Supplier Selection	X		The Company has discretion in the selection of which suppliers and products it chooses to resell and any related service offerings.
The Entity Is Involved in the Determination of Product or Service Specifications		X	The Company has no control over the services provided by the Reseller to its customers.
The Entity Has Credit Risk		X	The reseller bears collection risk from its customer.

22.                            You state that for social media service arrangements containing multiple elements you allocate revenue to each element based upon the element’s objective and reliable evidence of fair value.  Tell us how you identify an element in these arrangements.  Describe the nature of each of these elements.  Describe the type of the evidence used to determine fair value and explain why you believe this evidence is sufficient to establish fair value.

Response:  The Company’s social media service arrangements are typically comprised of the provision of hosted media services on its hosted social media platform and related consulting services.  To date, substantially all consulting services entered into concurrently with the Company’s hosted social media platform have not been accounted for as separate deliverables since the consulting services are essential to the functionality of the hosted social media platform and do not have value on a standalone basis, absent entering into an agreement for the hosted platform.  In these cases, the consulting services and the hosted platform are treated as one deliverable.  To date, consulting services with standalone value sold in connection with the Company’s social media platform in a single arrangement have been immaterial.

The Company invoices its customers for up-front set-up fees, consulting services essential to the functionality of the hosted social media platform, monthly support fees and overage billings in excess of standard usage relating to this one deliverable.  The Company considered the guidance in ASC 605-10-S99 (SAB Topic 13.3.f.) and concluded that the up-front set-up fees do not represent a culmination of a separate earnings event and do not have value to the customer on a standalone basis.  Therefore the Company recognizes up-front set-up fees and consulting services that do not have standalone value over the longer of the contractual period or estimated customer life.  Support fees are billed at a consistent rate each month during the contract term and are recognized on a straight-line basis.  Overage billings in excess of standard usage are billed to the customer based on stated contractual prices and are recognized in the period in which such overages occur.  The Company supplementally advises the Staff that overage revenues were $338,000, $265,000 and $19,000 for the years ended December 31, 2008 and 2009 and the 6 months ended June 30, 2010.

The Company may also enter into separate consulting arrangements with existing customers or unrelated customers.  These separate consulting services consist of technical design and development activities to support customer website functionality, such as community and site management unrelated to the provision of the Company’s hosted software, or the Company may be engaged to help clients develop social community strategies and/or plans in support of their website business and financial goals.  In circumstances where an existing customer of the Company hosted social media platform enters into a separate consulting arrangement, the Company considers the guidance in ASC 985-605-55-4 and the timing of when it enters into the separate arrangement to assess whether this consulting arrangement should be combined with the social media service arrangement into a single multiple deliverable arrangement.  To date, in these cases,

•     the consulting services are separately negotiated and contracted for outside of the social media service arrangement;

•     the consulting services are not essential to the functionality of the social media service arrangement;

•     the payment terms for the consulting services are not linked to or contingent on the performance of the social media services; and

•     the value of the consulting services is independent of the set-up/ongoing performance of the monthly recurring services and has stand alone value to the customer.

Furthermore, customers may purchase consulting services from other consultants or perform the services themselves.  Based on the Company’s consideration of these factors it has determined that such consulting arrangements are separate arrangements and are not combined with the social media service arrangements.  Therefore, revenue from these arrangements is recognized as the services are performed.  The Company supplementally advises the Staff that for the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, it recognized $560,000, $473,000 and $215,000, respectively, of revenue from separate consulting arrangements.  To date, consulting services with standalone value sold in connection with the Company’s social media platform in a single arrangement have been immaterial.

The Company has revised the disclosure to clarify its accounting for multiple revenue deliverables.  Please see pages 67 and F-16 of Amendment No. 1.

Note  8.  Commitments and Contingencies

Expired Domain Name Agreement, page F-32

23.                            We note your disclosure that you purchased website names for the company’s own use in satisfaction of your annual guarantee to provide a minimum of $1.7 million of revenues to your customer under your Amended Domain Agreement.  We further note your disclosure on page F-33 that you entered into a Domain Name Asset Purchase Agreement whereby you agreed to:  1) purchase $1.0 million of website names; 2) manage certain expired website names in exchange for a revenue share; and 3) purchase a total of $1,800 expired website names over a 30 month period.  Tell us how you have accounted for the domain names acquired under these arrangements.  In this regard, tell us whether these arrangements contain other elements or rights and describe the factors you considered in determining the fair value of these domain names.

Response:  As previously disclosed in the Registration Statement (see pages F-32 to F-33 of Amendment No.1), the Company entered into the following two agreements to manage and acquire certain expired website names owned by third parties:

•     “Agreement 1:” Amended Domain Agreement between the Company and Party A dated February 14, 2008; and

•     “Agreement 2:” Domain Name Asset Agreement between the Company and Party B dated February 9, 2009.

The Company advises the Staff that the term “undeveloped websites” is synonymously used with the term “expired website names.”  As noted in response number 19 to the Staff, the Company capitalizes the costs incurred to acquire its “undeveloped websites” and records them as intangible assets on its balance sheets.

Rights and Obligations

The Company advises the Staff that within each of Agreement 1 and 2, there are two core rights and/or assets being acquired by the Company over the respective terms of the arrangements:

i)    Rights to perform monetization services for a share of revenue associated with undeveloped websites included within the counterparty’s portfolio of websites (refer also to the description of the Company’s monetization services in response number 19 to the Staff for additional details); and

ii)   The acquisition of website names for the Company’s own portfolio of such assets.

The Company regularly enters into similar transactions with other third parties as a part of its normal course of business, and at similar economic terms and rates as provided for in Agreements 1 and 2.  In addition to the rights and assets acquired as summarized above, these agreements include minimum guarantees over the respective terms of the arrangements associated with the related amounts of revenue generated under the Company’s performance of monetization services and/or the obligation for the Company to acquire websites.

A summary of both agreements is provided as follows, as well as a discussion of the Company’s accounting for the related rights and assets acquired under its existing accounting policies for such transactions and the Company’s consideration of the minimum guarantees associated with these arrangements.

Agreement 1

Agreement 1 is a 3-year exclusive agreement between Party A and the Company to manage certain expired website names owned and operated by Party A.  In exchange for the exclusivity and 3-year commitment, the Company agreed to the following:

•    Exclusively advertise or perform “monetization services” of these expired website names;

•    A revenue share to Party A of net revenue (as defined in the agreement) generated under the agreement;

•    At the Company’s sole discretion, sell certain expired website names through its own domain parking platform auction services in exchange for a share of the underlying revenue, which to date has not been material;

•    To purchase available expired website names; and

•    An annual guarantee to pay Party A a minimum of $1,750,000 per year beginning on the effective date of the agreement.

Agreement 2

Agreement 2 is an 18-month agreement between Party B and the Company to manage certain expired websites owned and operated by Party B and a one-time purchase of a portfolio of approximately 2,550 of undeveloped websites for $1,000,000 (the “Domain Asset Purchase”).  The Company advises the Staff that as of June 30, 2010, substantially all of the terms of Agreement 2 were completed.

Under Agreement 2, the Company agreed to the following:

•    Perform “monetization services” (as defined above) for these expired website names;

•    A revenue share to Party B of net revenue (as defined in the agreement) generated under the agreement;

•    To purchase available expired website names at a fixed market multiple of 2.0 times annualized expired website name revenue (as defined in the agreement); and

•    At the Company’s sole discretion, sell certain expired website names through its own domain parking platform auction services in exchange for a share of the underlying revenue, which to date has not been material.

In exchange for the above, Party B was granted a put option requiring the Company to purchase certain expired website names, or “undeveloped websites,” up to a maximum purchase price of $300,000 (in a 60 day period) at a market multiple of 2.0 times the annualized expired website name revenue (as defined in the agreement), provided the total aggregate amount during the initial term of 30 months would not exceed $1,800,000.  The Company’s obligation to purchase expired website names under the put option is subject to certain conditions, such as the 2.0 times annualized expired website name revenue (as defined in the agreement), minimum annualized gross revenue per expired website name of $20 (as defined in the agreement), and the right to exclude from the required purchase pool certain website names (as defined in the agreement).

The agreements contain various rights and obligations as noted above that the Company has assessed in accordance with its existing accounting policies and considering the economics or fair value of each of the respective rights and obligations, as outlined in further detail below.

Assessment of the Economic and Fair Value of Agreements 1 and 2 and Consideration of Minimum Guarantees

The Company advises the Staff that the Company regularly purchases undeveloped website names from third parties as part of its normal course of business, at then-market prices (whether bundled in a portfolio of undeveloped website names or individually).  Market values at the time of purchase are based on expected returns (or multiples), which are principally negotiated by the Company and derived from the quality of the undeveloped websites purchased.

Evaluation of Guarantees under Agreement 1 and Agreement 2 at Inception

Under the provisions of ASC 460, the Company made an initial assessment of its minimum guarantees in each of Agreement 1 and Agreement 2, principally to determine the fair value of each guarantee and determine whether any loss exposure existed at their inception.  The Company advises the Staff that it principally considered the following factors in assessing the fair value of these guarantees in order to determine if there was any potential exposure from these minimum guarantees:

•      The Company considered the guidance within ASC 460 and determined that the present value of the cash flows was used as the best estimate of the fair value; and,

•      The amount of available expired website names to satisfy the minimum guarantee, when applicable.

Based upon an internal analysis performed at the inception of each agreement, the present value of the forecasted cash flows and aggregate purchase price of expired website names available for purchase were considered sufficient to cover the minimum guarantees for each of Agreement 1 and 2. Therefore, the Company considered these agreements to be at market arrangements and no liability was recognized under ASC 460 at inception.

Initial Assessment of Economic and Fair Value of Purchased Expired Website Names

Criteria	Agreement 1	Agreement 2

Under the provisions of ASC 350-30-25, par. 2, the Company is required to recognize and measure intangible assets, such as the acquisition of expired website names, based on their fair value.

To determine fair value of the expired website names acquired under Agreements 1 and 2, the Company performed an internal analysis demonstrating that, independent of a bundled monetization arrangement and on a standalone basis, the acquisition price paid for

The Company advises the Staff that in satisfaction of years one and two of Agreement 1, the Company negotiated the purchase of the available website names with Party A in order to meet its $1,750,000 minimum guarantee obligation. For each of these years, the market multiple paid to Party A for these expired website names was approximately 3.5 to 4.0 times annualized revenue. As indicated in the criteria, this is considered a reasonable market rate for purposes of establishing fair value of the websites acquired.

Domain Asset Purchase: Based on the revenue data for the undeveloped websites included in the Domain Asset Purchase during the twelve months that preceded the Domain Asset Purchase, the purchase price of $1,000,000 for the portfolio of approximately 2,550 website names represented an average market multiple of approximately 3.6 times the annualized revenue per expired website name.

Based upon these factors, the Company concluded that the Domain Asset Purchase was at undeveloped website purchases of similar size and quality made by the Company (and its customers) in fiscal years 2008 and 2009 ranged from 3.07 to 4.02 times annualized revenue or an average multiple of 3.35 times annualized revenue.

Based upon these factors, the Company concluded that the acquisition of Party A’s expired website names was at fair value and recorded these expired website names as intangible assets at cost at the time of purchase.

fair value and recorded the entire $1,000,000 purchase as an intangible asset at the time of purchase.

Purchase of expired website names: The Company notes to the Staff that the Party B’s expired website names are generally lower in quality when compared to Party A’s (quality determined by current revenue rates of these undeveloped website). As a result, the Company was able to negotiate a more favorable purchase price for these expired website names with Party B and determined that the agreed-upon multiple of 2.0 times annualized revenue (as defined in the agreement) is considered to represent fair value based on the overall lower quality of expired website names expected from the then-existing expired website names available and comparable purchases of lower quality domains by the Company. The Company accounts for these purchases in a similar manner as the Domain Asset Purchase.

Assessment of Revenue Share - Monetization Services

The Company has a standing business of offering monetization services to outside undeveloped website holders in exchange for a monthly revenue share.  The revenue share is a contracted rate between the third party and the Company, and is largely determined by the size and quality of undeveloped websites being monetized (higher volume and quality of undeveloped websites to be parked the higher the respective revenue shares will be).  Monthly revenue shares will generally vary between 60% to 90% (on average at approximately 75%) to the customer and the remainder to the Company. Monetization services are also extremely competitive, as other providers also offer similar services with equally competitive revenue sharing arrangements (including but not limited to Go Daddy, Register.com, Network Solutions, Oversee, and Google’s AdSense for Domains). As a result and to attract and retain higher revenue generating partners, the Company has also experienced higher revenue share rates to third parties for monetization services over the past couple of years.

Given the Company’s assessment of the quantity and quality of the portfolio of undeveloped websites available under Agreement 1 and Agreement 2, the revenue shares of 65% and 85% for Agreement 1 and Agreement 2, respectively, were determined to be negotiated at reasonable market rates.  In addition, this assessment for each agreement was made based on analysis of current parking arrangements with other 3rd parties, as well as the Company’s knowledge of revenue sharing arrangements offered by its competitors.  The Company further advises the Staff that in exchange for the Party A exclusivity, whereby 100% of the monetization services for Party A’s expired website names were required to be performed on Party A’s monetization platform, the Company was able to negotiate a more favorable revenue share when compared to Party B.

Based on the above, the Company determined that the rates to acquire expired website names and the revenue sharing arrangements associated with monetization services were negotiated and executed at reasonable market rates.  Accordingly, the Company has accounted for the costs associated with the acquisition of domains names and payments made in connection with revenue sharing arrangements in accordance with the applicable policies as included in Note 2 to its consolidated financial statements.

Subsequent Measurement

Minimum Guarantee: The Company advises the Staff that ASC 460 does not prescribe a specific approach for subsequently measuring, remeasuring and accounting for guarantees beyond their inception.  The Company advises the Staff that it reviewed the subsequent exposure to risk of loss associated with the guarantees under ASC 450.  Under ASC 450, the Company evaluated a potential loss contingency occurring from the guarantees in Agreement 1 and 2 using the probability thresholds as prescribed under ASC 450, and concluded that no such loss contingency existed at December 31, 2008 and 2009 and June 30, 2010.

For the final year of Agreement 1, which expires in February 2011, the negotiated market multiple to purchase expired website names in satisfaction of meeting the $1,750,000 annual guarantee is fixed at 3.6 times annualized revenue.  The Company advises the Staff that on no less than a quarterly basis beginning with the quarter ended March 31, 2010, the Company performed an assessment of the expired website names available for purchase under the final year of Agreement 1. This assessment includes an analysis of available website names and the aggregated annualized revenue performance of these website names when compared to the prior two years acquired website names performance over the same period in time.  For each of quarters ended March 31, 2010 and June 30, 2010, and the six months ended June 30, 2010, the revenue performance of these expired website names was generally consistent with the prior two years and therefore, and the Company determined that any potential loss exposure associated with the final year of Agreement 1 as of June 30, 2010 was not material.

Party B Put Option: The Company advises the Staff that it reviewed the guidance included in ASC 815 in order to determine whether the purchase or put option in Agreement 2 is a derivative instrument under ASC 815.  Based on ASC 815-10-15, neither option meets the definition of a derivative, because website names are nonfinancial assets/liabilities which are not readily convertible to cash (i.e. there is no established market mechanism to facilitate net settlement outside of the contract).  The Company further advises the Staff that the put option commitment has been fully satisfied and no additional requirements exist to purchase additional expired website names as of June 30, 2010.

Potential for Impairment: As stated in ASC 360-10-35 and disclosed to the Staff in response number 19, the Company evaluates the recoverability of its long-lived assets with finite lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable as previously disclosed in the Registration Statement. Please see page 71 of Amendment No 1.  To date, no events or changes in circumstances have incurred that would indicate an impairment of such assets.

Note 13.  Share-based Compensation Plans and Awards, page F-41

24.                            Revise to also disclose the amount of unrecognized stock-based compensation as of June 30, 2010.

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see pages F-43 to F-44 of Amendment No. 1.

LIVESTRONG.com Warrants, page F-45

25.                            We note your disclosure that you entered into an Endorsement Agreement with Lance Armstrong whereby he will provide certain services and endorsement rights to the company in consideration for a warrant to purchase 1.3 million shares of the company’s common stock.  Please tell us under what conditions this award vests, is forfeitable and becomes exercisable.  Also, please tell us how you considered these factors in determining the measurement date and compensation expense for these awards.  We refer you to ASC 505-50-30-14.

Response:  The Company advises the Staff that the warrants issued to Lance Armstrong (“Armstrong”) were non-forfeitable, fully vested and exercisable immediately upon issuance.  The warrants will terminate on the earlier of (i) January 15, 2018, (ii) the closing date of the Company’s IPO or (iii) the closing of a change of control.

Therefore and in accordance with ASC 505-50-30-14, the Company measured the fair value of the warrant using the Black-Scholes option pricing model on the contract date, January 15, 2008.  ASC 505-50-25-4 provides that expense should be recognized in the same period and in the same manner as if an enterprise had paid cash for the services. Therefore, the Company is recognizing the fair value of the warrants over a period of four years which corresponds to the period of time over which Armstrong is required to perform promotional services.

In response to the Staff’s comment, the Company has revised the disclosure to indicate that the warrants are fully vested, non-forfeitable and immediately exercisable upon issuance.  Please see page F-46 of Amendment No. 1.

Note 18.  Business Combinations, page F-54

26.                            Please tell us what consideration you gave to disclosing the amount of revenue and earnings of your acquired businesses since the acquisition date included in your consolidated income statement for each reporting period.  We refer you to ASC 805-10-50-2h.l.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to indicate that it is impracticable to disclose post acquisition revenues and earnings from its acquisitions other than with respect to certain revenue information relating to its acquisition of Pluck.  We advise the Staff, that after making every reasonable effort to do so, the Company is unable to determine the amount of Pluck’s earnings and the amounts of revenue and earnings of the other acquisitions since their respective acquisition dates because the operations of the acquired business were integrated into the Company’s existing business and this information was not separately tracked.  Please see page F-59 of Amendment No. 1.

27.                            We note your disclosure of supplemental information on a pro forma basis as if the 2007 and 2008 acquisitions had been consummated at April 1, 2007 and January 1, 2008.  Please tell us what consideration you gave to presenting this supplemental information as if the acquisition date for your 2008 acquisitions had occurred as of April 1, 2007.  We refer you to ASC 805-10-50h.3.

Response:  The Company respectfully advises the Staff that in accordance with ASC 805-10-50h.3, the 2007 pro forma revenue and net loss information presented in the Registration Statement includes the 2007 results of the 2008 acquisitions and the 2007 results of the 2007 acquisitions prior to their actual acquisition date, as if these acquisitions had occurred on April 1, 2007.  Similarly, the 2008 pro forma revenue and net loss information includes the 2008 results of the 2008 acquisitions for the period prior to their acquisitions, as if the acquisitions had occurred on January 1, 2008.  In response to the Staff’s comment, the disclosure has been revised to clarify this fact.  Please see page F-59 of Amendment No. 1.

Note 23 — Subsequent Events, page F-63

28.                            Revise to disclose the amount of unrecognized stock-based compensation expense associated with the August grant of stock options.

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see page F-62 of Amendment No. 1.

Recent Sale of Unregistered Securities, page II-3

29.                            We note your disclosure at the bottom of page II-3 indicating that the issuances of securities described in this section were exempt from registration in reliance upon one of the four listed exemptions.  However, it is not clear from your disclosure which exemption was relied upon with respect to each transaction.  Please revise your disclosure to indicate clearly which exemption was relied upon with respect to each transaction and briefly state the facts relied upon to make the exemption available.  Refer to Item 701(d) of Regulation S-K.

Response:  In response to the Staff’s comment, Item 15 has been revised to comply with Item 701(d) of Regulation S-K.  Please see pages II-3 to II-4 of Amendment No. 1.

Exhibits

30.                            We note that you have omitted some of the exhibits.  We will review those exhibits as they are submitted, but you should provide us with a reasonable amount of time for review.

Response:  The Company acknowledges the Staff’s comment and will file remaining exhibits as early as possible.

31.                            You indicate in the exhibit list that you plan to file by amendment the form of the indemnification agreement for the directors and executive officers rather than the individual agreements.  In accordance with Instruction 2 to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

Response:  The Company acknowledges the Staff’s comment and will file a schedule with the exhibit identifying the documents omitted.  The Company respectfully advises the Staff that there will be no material difference between the individual agreements and the form of the indemnification agreement it plans to file.

32.                            You indicate that a substantial portion of your advertising revenue is generated through arrangements with two advertising network partners (Google and Yahoo!).  On page 93, you note that Yahoo! accounted for 32% and 12% of your consolidated accounts receivable balance as of December 31, 2009 and June 30, 2010.  Accordingly, please file your agreement with Yahoo! or advise as to why you believe such agreement is not required to be filed.  If you have determined that your business is not substantially dependent upon such contract, please supplementally advise as to the basis of such conclusion.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  The Company respectfully submits that it is not substantially dependent on any agreements with Yahoo! Inc and that such agreements are immaterial in significance to the Company.  The Company supplementally advises the Staff that it has entered into two separate advertising agreements with Yahoo!: (i) the Yahoo! publisher network contract (the “Publisher Network Contract”), dated as of March 1, 2010 among eNom, Inc., Demand Media, Inc, Yahoo! Inc. and Yahoo! SARL, and (ii) the Yahoo! publisher network service order (the “Publisher Network Service Order”), dated as of  October 1, 2007, among eNom, Inc., Demand Media, Inc, Yahoo! Inc. and Yahoo! SARL.  The Publisher Network Contract accounted for only 9% of the Company’s consolidated accounts receivable balance as of June 30, 2010 (the remaining 3% of the total 12% was attributable to arrangements with Yahoo! unrelated to the two advertising agreements) and for the six months ended June 30, 2010, accounted for only 4% of the Company’s total revenues.  Therefore, the Company believes that such agreement need not be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10)(ii)(B).  The Publisher Network Service Order expired as of February 28, 2010 and was not renewed.  The Publisher Network Service Order accounted for none of the Company’s consolidated accounts receivable balance as of June 30, 2010 and for the six months ended June 30, 2010, accounted for only 2% of the Company’s total revenues.  Therefore, the Company believes that such agreement need not be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10)(ii)(B).

33.                            It appears that several exhibits and schedules to the credit agreement have not been filed. In your response letter, please tell us whether these schedules set out material rights or obligations between the parties, provide your view as to whether the information in these schedules and exhibits may be material to an understanding of the agreement and the transaction, and provide your analysis concerning whether the credit agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  Despite the fact that there currently are no amounts outstanding under the Company’s credit agreement, the Company believes that the credit agreement is material to the Company and should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K due to the fact that it provides for significant borrowing capacity that could be utilized as a source of liquidity in the future as described in the Registration Statement.  The Company acknowledges the Staff’s comment and will re-file the credit agreement, including all exhibits to the credit agreement, as Exhibit 10.25 to Amendment No. 1.  The Company did not file the schedules to the Company’s credit agreement based upon the determination that the information contained in such schedules was otherwise disclosed in the credit agreement or would not have been material to an investor’s understanding of the credit agreement.

The Company determined that any material information about the Company’s business contained in the schedules to the credit agreement is disclosed in the Company’s Registration Statement.  The Company believes that filing the schedules to the credit agreement would not provide any material or useful information to investors.  Additionally, certain schedules to the credit agreement contain information on the Company’s bank accounts and certain wiring instructions, which information is both immaterial to investors and confidential.

*          *          *          *

Please do not hesitate to contact me by telephone at (650) 463-4661 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert A. Koenig, Esq.
Robert A. Koenig, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc:	Richard M. Rosenblatt, Demand Media, Inc.
Matthew P. Polesetsky, Esq., Demand Media, Inc.
W. Alex Voxman, Esq., Latham & Watkins LLP
Kevin P. Kennedy, Esq., Simpson Thacher & Bartlett LLP